Happy City Holdings Ltd

March 17, 2025

VIA EDGAR

Office of Trade and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Happy City Holdings Ltd
Amendment No.1 to Draft Registration Statement on Form F-1
Submitted on January 27,2025
CIK No. 0002046656

Dear Mr. Nasreen Mohammed, Mr. Adam Phippen, Mr. Jenna Hough, Ms. Cara Wirth:

This letter is being submitted in response to the letter dated February 24, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) addressed to Happy City Holdings Ltd (the “Company”) and commented on the above-referenced Draft Registration Statement on Form F-1 submitted on January 27, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, a Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No.1 to Draft Registration Statement on Form F-1 submitted January 27,2025

Prospectus Summary, page 1

1.	We note your amended disclosure in response to prior comment 6. Please revise to highlight that you have a limited operating history.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 1 to highlight that we have a relatively short operating history compared to some of our established competitors.

Use of Proceeds, page 49

2.	We note your response to prior comment 14. Please revise here to clarify that you are not acquiring any assets or financing the acquisition of other businesses in connection with your business expansion in Hong Kong and Southeast Asia.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 52 to clarify that, our plans to open more restaurant in Hong Kong and Southeast Asia region do not involve acquisition of any assets or financing the acquisition of other businesses using the proceeds of the Offering.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq. and Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal and jye@orllp.legal.

Very truly yours,

/s/ Suk Yee, Kwan
Suk Yee, Kwan
Chief Executive Officer and Director